UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February 2021

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.

(Exact Name of registrant as specified in its charter)

33 Maskit

Herzliya Pituach

4673333, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of Spin-Off and Entry into Related Agreements

On February 1, 2021, Verint Systems Inc. (“Verint”) completed the previously announced spin-off (the “Spin-Off”) of Cognyte Software Ltd. (“Cognyte” or “we,” “us” and “our”), a company limited by shares incorporated under the laws of the State of Israel whose business and operations consist of Verint’s former Cyber Intelligence Solutions™ business (the “Cognyte Business”). The Spin-Off was completed by way of a pro rata distribution (the “Distribution”) on February 1, 2021 of all of the then-issued and outstanding ordinary shares, no par value, of Cognyte (the “Cognyte shares”) to holders of record of Verint’s common stock as of the close of business on January 25, 2021.

As a result of the Distribution, which was effective as of 5:01 p.m. Eastern Time on February 1, 2021 (the “Effective Time”), Cognyte is now an independent, publicly traded company and the Cognyte shares are listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “CGNT.” Trading in Cognyte shares is expected to commence on NASDAQ on February 2, 2021.

In connection with the Spin-Off, we entered into certain agreements with Verint, including each of the following:

a Separation and Distribution Agreement;

a Tax Matters Agreement;

an Employee Matters Agreement;

a limited duration Transition Services Agreement;

an Intellectual Property Cross License Agreement; and

a Trademark Cross License Agreement.

Summaries of certain terms of these agreements can be found in the section entitled “Item 7.B. Related Party Transactions–Agreements Between Verint and Us” in the Registration Statement on Form 20-F (File No. 001-39829) (as amended, the “Form 20-F”) filed by Cognyte with the Securities and Exchange Commission, and those summaries are incorporated herein by reference. The summaries are qualified in their entirety by reference to the full text of the Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Intellectual Property Cross License Agreement and Trademark Cross License Agreement, copies of which are attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this report on Form 6-K and are incorporated herein by reference.

Appointment and Resignation of Directors

In connection with the Spin-Off, and effective as of the Effective Time, Ziv Levi and David Abadi resigned from our Board of Directors (the “Cognyte Board”) and Elad Sharon, Dan Bodner, Richard Nottenburg, Dafna Gruber, Zvika Naggan and Karmit Shilo were appointed to the Cognyte Board, joining Earl Shanks. Dan Bodner was appointed as the Chairman of the Board.

Biographical information for each member of the Cognyte Board can be found in the Form 20-F under “Item 6. Directors, Senior Management and Employees—Item 6.A. Directors and Senior Management—Board of Directors,” which section is incorporated by reference herein.

Effective as of February 1, 2021, the committees of the Cognyte Board are comprised of the following members:

Committee	Members
Audit Committee	Earl Shanks (Chair)
Dafna Gruber
Zvika Naggan

Compensation Committee	Richard Nottenburg (Chair)
Zvika Naggan
Karmit Shilo

Nominating and Corporate Governance Committee	Earl Shanks (Chair)
Dafna Gruber
Karmit Shilo

Appointment of Officers

In connection with the Spin-Off, Elad Sharon was appointed Chief Executive Officer, David Abadi was appointed as Chief Financial Officer, Miki Migdal was appointed as Chief Business Officer, Amit Daniel was appointed as Chief Marketing Officer, Ziv Levi was appointed as Chief Legal Officer, Marom Ben Menahem was appointed as Chief Revenue Officer, Rini Karlin was appointed as Chief People Officer, and Sharon Chouli was appointed as Chief Customer Officer of the Company, each effective as of the Effective Time.

Biographical information for each member of Cognyte’s senior management can be found in the Form 20-F under “Item 6. Directors, Senior Management and Employees—Item 6.A. Directors and Senior Management—Senior Management,” which section is incorporated by reference herein.

Adoption of Code of Ethics

On January 13, the Cognyte Board adopted a written Code of Conduct for all directors, officers, employees and representatives, which went into effect as of the Effective Time. A copy of the code is available on Cognyte’s website at www.cognyte.com/code-of-conduct.

Change in Control

Immediately prior to the Spin-Off, Cognyte was a wholly owned subsidiary of Verint. As of the Effective Time, Cognyte is now an independent, publicly traded company, and Verint has no ownership interest in Cognyte.

Cognyte Software Ltd. 2021 Share Incentive Plan

As described in the Form 20-F, the Cognyte Board and Cognyte’s shareholders have adopted the Cognyte Software, Ltd. 2021 Share Incentive Plan (as subsequently amended or amended and restated, the “Plan”). The Plan will be administered by the Compensation Committee of the Cognyte Board. The Compensation Committee will have authority to grant awards under the Plan, determine the terms and conditions of the awards and interpret the provisions of the Plan and the terms of the agreements evidencing awards granted under the Plan, among other authority described in the Plan. Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date of adoption, which period may be extended from time to time by the Compensation Committee.

The Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Grants may be evidenced by award agreements, other contractual arrangements and/or resolutions of the Compensation Committee. Adjusted awards may also be granted under the Plan in substitution of awards relating to Verint common stock in connection with the Spin-Off.

Subject to the terms and conditions of the Plan, the maximum number of Cognyte shares available for issuance under the Plan will be equal to the sum of (i) 9,500,000 shares, plus (ii) such number of shares equal to the number of shares of Verint common stock that were issued upon the exercise or vesting of awards granted pursuant to the Verint Systems Inc. Amended and Restated 2015 Long-Term Stock Incentive Plan, Verint Systems Inc. 2019 Long-Term Stock Incentive Plan, and/or any other equity plan used by Verint (collectively, the “Verint Plans”) under Section 102 of the Israeli Tax Ordinance, and which Verint shares, as of the effectiveness of the consummation of the Spin-Off, are held by a trustee appointed in accordance with Section 102 of the Israeli Tax Ordinance, plus (iii) such number of shares that are underlying the awards originally granted to our employees under the Verint Plans that will be adjusted in accordance with the exchange ratio set forth in the Employee Matters Agreement and issued under the Plan upon the effectiveness of the Spin-Off (excluding any awards included in sub-clause (ii) above); provided, however, that no more than 5,000,000 shares may be issued upon the exercise of incentive stock options.

The Compensation Committee may modify or amend the Plan at any time, subject to certain limitations.

Press Release

On February 1, 2021, Cognyte issued a press release announcing the closing of the Spin-Off. A copy of the press release is attached hereto as Exhibit 99.8.

Incorporation by Reference

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement of Cognyte on Form S-8 (File No. 333-252565), filed with the SEC on January 29, 2021, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Separation and Distribution Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.2	Tax Matters Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.3	Employee Matters Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.4	Transition Services Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.5	Intellectual Property Cross License Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.6	Trademark Cross License Agreement, dated February 1, 2021, by and between Cognyte Software Ltd. and Verint Systems Inc.

99.7	Cognyte Software Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 filed on January 29, 2021)

99.8	Press Release

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Spin-Off of Cognyte. These forward-looking statements are based on Cognyte’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the COVID-19 pandemic; (b) customer delay or cancellation of orders and counterparty default due to the COVID-19 pandemic or otherwise; (c) continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impacting our operations or our ability to fulfill orders, complete implementations, or recognize revenue; (d) the mishandling or perceived mishandling of sensitive, confidential or classified information, including information that may belong to our customers or other third parties, and with security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures, or disruptions; (e) the challenges of evolving industry standards; (f) aggressive competition in all of our markets; (g) challenges associated with our ability to accurately forecast revenue and expenses; (h) changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers; (i) risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property; (j) changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits; and (k) market volatility.

A detailed discussion of these factors and other risks that affect Cognyte’s business is included in filings Cognyte makes with the SEC from time to time, including the Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC. All forward-looking statements in this report on Form 6-K are based on information currently available to Cognyte, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

February 1, 2021	By:	/s/ Ziv Levi
Ziv Levi
Chief Legal Officer